Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Hedge Fund Guided Portfolio Solution

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$22,742,814.37(1)	0.0001102%	$2,506.26(2)

Fees Previously Paid

Total Transaction Valuation	$22,742,814.37(1)

Total Fees Due for Filing			$2,506.26

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$2,506.26

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of May 1, 2023.
(2)	Calculated at $110.20 per $1,000,000 of the Transaction Value.